Exhibit 21.1

LIST OF SUBSIDIARIES

1.	Easy Park Ltd. – incorporated under the laws of the State of Israel.

2.	PARX Ltd. – incorporated under the laws of the State of Israel.

3.	OTI America Inc. – incorporated under the laws of Delaware, U.S.A.

4.	OTI PetroSmart (Pty) Ltd. – incorporated under the laws of the Republic of South Africa.

5.	ASEC S.A. (Spolka Akcyjna) – incorporated under the laws of the Republic of Poland.

6.	Easy Park Israel Ltd. – incorporated under the laws of the State of Israel.

7.	Softchip Israel Ltd. (under voluntary liquidation) – incorporated under the laws of the State of Israel.

8.	Softchip Technologies (3000) Ltd. (under voluntary liquidation) – incorporated under the laws of the State of Israel.

9.	CPI Communication Israel Ltd. (under voluntary liquidation)– incorporated under the laws of the State of Israel.

10.	SmartCard Engineering S.A.S. (under voluntary liquidation) – incorporated under the laws of the French Republic.